UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-38851

POWERBRIDGE TECHNOLOGIES CO., LTD.

(Translation of Registrant’s name into English)

Advanced Business Park, 9th Fl, Bldg C2,

29 Lanwan Lane, Hightech District,

Zhuhai, Guangdong 519080, China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

CONTENTS

Execution of a Material Definitive Agreement

On September 1, 2022, Powerbridge Technologies Co., Ltd. (“Powerbridge” or the “Company”) entered into a securities purchase agreement (the “Agreement”) with Streeterville Capital, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Company issued the Investor an unsecured convertible promissory note on September 1, 2022 in the original principal amount of $8,640,000.00 (the “Note”), convertible into ordinary shares, $0.00166667 par value per share, of the Company (the “Ordinary Shares”).

The Note bears simply interest at a rate of 6% per annum. All outstanding principal and accrued interest on the Note will become due and payable on the maturity date (the “Maturity Date”), which is twelve months after the purchase price of the Note is delivered by Investor to the Company. The Company may, at its election, prepay all or a portion of the Note at any time.

Under the Agreement, while the Note is outstanding, the Company agreed to keep adequate public information available and maintain its Ordinary Shares listed on Nasdaq. Upon the occurrence of a Trigger Event (as defined in the Note), the Investor shall have the right to increase the balance of the Note by 15% for Major Trigger Event (as defined in the Note) and 5% for Minor Trigger Event (as defined in the Note).

The Note offered in the Offering was issued pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-253395) filed with the Securities and Exchange Commission (the “SEC”) on February 23, 2021 and declared effective on March 4, 2021 (the “Registration Statement”), as supplemented by the preliminary prospectus supplement dated September 2, 2022 related to this offering and filed with SEC September 2, 2022.

The foregoing descriptions of the Agreement and the Note are summaries of the material terms of such agreements, do not purport to be complete and are qualified in their entirety by reference to the Agreement and the Note, which are attached hereto as Exhibits 10.1 and 10.2.

This current report on form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-253395).

Exhibits

Exhibit No.	Description

10.1	Form of Securities Purchase Agreement
10.2	Form of Convertible Promissory Note

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 2, 2022

POWERBRIDGE TECHNOLOGIES CO., LTD.

By:	/s/ Yuxia Xu
Yuxia Xu
Chief Financial Officer

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